Mail Stop 4561

March 26, 2009

Matthew W. Shankle
Chief Executive Officer
Advance Display Technologies, Inc.
7334 South Alton Way, Suite F
Centennial, Colorado 80112

  Re: **Advance Display Technologies, Inc.**
     Form 10-KSB for the fiscal year ended June 30, 2008
     Filed on October 14, 2008
     Form 10-Q for the quarter ended December 31, 2008
     Filed February 20, 2009
     File No. 000-15224

Dear Mr. Shankle:

   We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended June 30, 2008

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Deferred Manufacturing Costs, page F-14

1. Please further clarify the nature of your deferred manufacturing costs associated with the production engineering, process development and facility preparation of

manufacturing activities for the LED Screens. Tell us the specific guidance you relied upon to capitalize these costs.

Note 6. Stockholders' Equity(Deficit), page F-21

2. We note that your shares of Series D and Series G preferred stock are convertible into shares of common stock. Please explain how you considered the provisions of ETIF 98-5 and EITF 00-27 when determining whether a beneficial conversion feature is present in these issuances of convertible preferred stock.

Exhibit 31-Certifications

3. Your certification pursuant to Rule 13a-14(a) under the Exchange Act, filed as Exhibit 31 to your annual report, does not include the portion of the introductory language in paragraph 4 nor the language in paragraph 4(b) of the form of certification that refers to the certifying officer's responsibility for designing, establishing and maintaining internal control over financial reporting. You appear to be required to include these statements given that you are subject to the internal control over financial reporting requirements in Rule 13a-15 under the Exchange Act. Please advise, or revise your certifications to include this language and amend your annual and interim reports accordingly.

Form 10-Q for the quarter ended December 31, 2008

Consolidated Financial Statements

Note 1. Interim Financial Statements

Component and Work-in-Process Inventory, page 6

4. Please clarify the nature of the significant increases in both the component and work-in-process inventories.

Note 3. Notes Payable to Related Parties, page 9

5. We note from your disclosures that you issued a revolving convertible promissory note during the six months ended December 31, 2008. Please clarify your disclosures that indicate the convertible note does not meet the definition of a "conventionally convertible debt instrument" since there are not enough shares available should all other outstanding options, preferred stock and convertible debt be exercised. Tell us whether the notes are convertible into a fixed number of shares. Explain any anti-dilution adjustments that would cause an adjustment to the conversion price, the kind of securities issuable upon conversion, and the number of shares issuable under the convertible notes. Refer to paragraph 4 of EITF 00-19 and EITF 05-2.

6. Tell us whether not having enough shares available on a fully diluted basis to satisfy all of your existing obligations has any impact on the classification of your convertible Series D and Series G preferred stock. Refer to paragraph 19 of EITF 00-19.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief